REVETT MINERALS INC.
11115 E. MONTGOMERY, SUITE G
SPOKANE VALLEY, WA 99206
PHONE: 509-921-2294
FAX: 509-891-8901
WWW.REVETTMINERALS.COM

November 29, 2011

United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Attention: Tia L. Jenkins, Senior Assistant Chief Accountant

Re: Revett Minerals Inc.
Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 23, 2011
Commission File No. 000-52730

Dear Ms. Jenkins:

This responds to your comment letter dated November 29, 2011, a copy of which is enclosed:

Comment 1: Please tell us if you disclose the mine-safety related information pursuant to the Dodd-Frank Wall Street Reform Act for your operations in the United States.

The registrant inadvertently omitted such information from its 2010 annual report on Form 10-K. Unless the staff believes otherwise, the registrant does not propose to amend its 2010 Form 10-K to include such information; instead, the registrant proposes to include such information in its annual reports for 2011 and subsequent fiscal years.

Comment No. 2: Item 2. Properties page 7

In future filings please disclose the material information associated with the calculation of your reserves and resources pursuant to Item 102 of Regulation S-K; including the metal prices, the cut-off grade, the metallurgical recoveries, the technical report associated with the estimate that has been filed on SEDAR, and the name of the individual responsible for the resource or reserve.

The staff's comment is well taken. The registrant will undertake to include all of the requested information concerning its calculation of its reserves in future filings.

Comment No. 3: Item 2. Properties page 7

We note your disclosure of a mineral inventory for your Copper Gulch, Horizon Basin, and Rock Peak properties. In future filings please remove all mineral estimates other than those estimates with terms that have been defined by Industry Guide 7 or Canadian National Instrument 43-101.

The registrant will include only those mineral estimates that comply wither Industry Guide 7 or Canadian National Instrument 43-101 in future filings. And if the registrant determines to include mineral estimates based on Canadian National Instrument 43-101, it will continue to include cautionary language informing readers of the substantial qualitative and quantitative differences between such mineral estimates and those calculated in accordance with Industry Guide 7.

Requested Acknowledgements:

The registrant hereby acknowledges that:

- The registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- The registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that these responses adequately address the staff's comments. If not, then please let us know by contacting the undersigned directly.

Very truly yours,

REVETT MINERALS INC.

Ken Eickerman

Ken Eickerman
Its Chief Financial Officer